UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Vista announces a transaction to acquire Equinor’s assets in Vaca Muerta

Mexico City, February 2, 2026 – Vista Energy, S.A.B. de C.V. (“Vista”) (NYSE: VIST on the New York Stock Exchange; BMV: VISTA on the Mexican Stock Exchange) announced today that the Company and its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”) entered into a series of agreements to acquire a 25.1% non-operating working interest in the Bandurria Sur block and a 35.0% non-operating working interest in the Bajo del Toro block, as well as certain related midstream agreements, through the following transactions (collectively, the “Transaction”):

i.	Acquisition of 100% of the capital stock of Equinor Argentina S.A.U., holder of a 30% working interest in the Bandurria Sur block, from Equinor Argentina A.S.;

ii.

Acquisition of a 50% working interest in the Bajo del Toro block from Equinor Argentina B.V. Sucursal Argentina (jointly with Equinor Argentina AS, the “Sellers”) (collectively (i) and (ii), the “Acquisitions”);

iii.

Sale of 16.3% of the capital stock of Equinor Argentina S.A.U. to YPF S.A. (“YPF”), implying an indirect assignment of a 4.9% working interest of Bandurria Sur, implemented as a back-to-back transaction with a purchase price pro-rata relative to the assigned participating interest of the transaction described in (i); and

iv.

Assignment of a 15.0% working interest of Bajo del Toro block to YPF, implemented as a back-to-back transaction with a purchase price pro-rata relative the assigned participating interest of the transaction described in (ii) (collectively (iii) and (iv), the “Assignments”).

Miguel Galuccio, Vista’s Chairman and CEO, commented: “This acquisition allows us to add two premium assets in Vaca Muerta, further strengthening our position in the basin. The blocks fit perfectly into Vista’s portfolio, adding both flowing barrels and a deep inventory of highly productive, ready-to-drill wells that will underpin our growth trajectory.”

The consideration payable at closing for the Acquisitions (net of the Assignments) will be approximately US$712 million, which shall be paid as follows: (a) an estimated upfront payment inclusive of tax gross-ups of US$387 million in cash and (b) the delivery of 6,223,220 American Depositary Shares representing Vista’s series A shares (“ADSs”) at a price of US$52.2 per ADS 1. Such consideration shall be subject to cash, debt, working capital, contributions, leakages and other customary adjustments.

[1]	Price calculated as the volume-weighted average trade price per share of the ADSs on the NYSE for the last 20 trading days up to and including January 30, 2026.

Additionally, the Acquisitions (net of the Assignments) provide for a contingent purchase price payable, if applicable, by Vista in five annual installments. Such contingent consideration, inclusive of tax gross-up and adjustments, will be calculated on an annual basis, based on the annual working interest production of both acquired assets multiplied by a price per barrel equal to the average Brent price of the preceding year minus US$65 per barrel, with no payment due at or below US$65 per barrel Brent and a cap of US$15 per barrel at or above US$80 per barrel Brent. The contingent consideration shall bear no interest.

The Transaction will be funded through a combination of available cash and bank financing. Such financing consists of a credit agreement among Vista Argentina, as borrower, and Banco Santander, S.A., Citicorp North America, Inc. and Itaú Unibanco S.A., Nassau Branch, as lenders, for an aggregate principal amount of up to US$600 million. The final withdrawal amount will be determined at closing. This credit agreement has a term of four years.

The Acquisitions are subject to the following conditions precedent: (i) the waiver or non-exercise of the rights of first refusal (the “ROFRs”) granted to Shell Argentina S.A. (“Shell Argentina”) and YPF pursuant to the Joint Operating Agreement of Bandurria Sur and the Joint Operating Agreements of Bajo del Toro, as applicable, and (ii) the antitrust approval from Chilean authorities, required in connection with the export of crude oil to Chile committed by Vista Argentina and Equinor Argentina S.A.U. Upon the waiver or non-exercise of the ROFRs held by to YPF and Shell Argentina with respect to the Acquisitions, and the afore mentioned antitrust approval, the closing of the Acquisition and the Assignments shall be consummated simultaneously. As of the date of this announcement, YPF signed a waiver of its ROFR on Bandurria Sur, subject to Shell Argentina’s waiver or non-exercise of its ROFR, and on Bajo del Toro. Vista expects closing to occur during Q2-26.

Transaction highlights

•

Highly accretive acquisition for the Company’s shareholders, as reflected by an EV / 2025 EBITDA of 5.2x for Vista vis-à-vis 3.0x for the Transaction, EV / flowing barrels of 70.4 $/Mboe/d for Vista vis-à-vis 37.1 $/Mboe/d for the Transaction, and EV/ P1 Reserves 2024 of 17.2 $/boe for Vista vis-à-vis 15.0 $/boe for the Transaction (refer to the “Transaction multiples” section for more detail);

•

Material portfolio enhancement, as Vista will incorporate 27,733 high-quality net acres with an estimated remaining inventory of 106 wells in Bandurria Sur and 139 wells in Bajo del Toro, at Vista’s working interest, in the core of Vaca Muerta;

•

Increased scale, as Vista will consolidate oil and gas production of 21,869 boe/d as of Q3-25, representing approximately 17% of its production during such period, and resulting in pro forma total production of 148,621 boe/d for Q3-25. Vista would also incorporate 54 MMboe of P1 reserves as of year-end 2024, compared to 519 MMboe of P1 reserves at year-end 2024 as reported by Vista (on a pro forma basis considering the acquisition of 50% of La Amarga Chica in April 2025), resulting in pro forma total P1 reserves of 573 MMboe as of year-end 2024;

•	Cashflow-generating asset, combining material growth potential with flowing barrels, which supports Vista’s free-cashflow target for 2026-2028;

•

Potential synergies in treatment capacity, midstream capacity and other oilfield services, building on the successful acquisition and joint venture with YPF in La Amarga Chica, as the acquired blocks are geographically located next to Vista’s blocks: Bandurria Sur is adjacent to La Amarga Chica, and Bajo del Toro is adjacent to Aguila Mora.

Transaction multiples 2

	Vista	Transaction
EV/EBITDA 2025, x	5.2	3.0
EV/Flowing barrels Q3-25, $/Mboe	70.4	37.1
EV/P1 Reserves 2024, $/boe	17.2	15.0

Bandurria Sur block

Bandurria Sur block (“BS”) is an unconventional hydrocarbons exploitation concession that spans across 56,464 acres in the black oil and volatile oil windows of Vaca Muerta and expires on July 15, 2050.

As of September 30, 2025, BS had 195 wells on production. In addition, as of December 31, 2024, the block had 181 million barrels of oil equivalent (“MMboe”) of P1 reserves according to the Argentine Secretariat of Energy (at 100% working interest). During Q3-25, BS produced 81,285 barrels of oil equivalent per day (“boe/d”) at 100% working interest, of which 67,634 bbl/d was oil, according to the Argentine Secretariat of Energy. Vista estimates BS could potentially hold 421 remaining new well locations to be drilled in its inventory (at 100% working interest).

Following the Transaction, YPF would hold 44.9% working interest in the block, Shell Argentina would hold 30.0% and Vista 25.1%. As per the concession’s joint operating agreement, Vista’s working interest in BS ensures veto rights with respect to budget approvals. The concession has no pending capital commitments.

Bajo del Toro block

Bajo del Toro block (“BdT”) spans across 38,744 acres in the black oil window of Vaca Muerta, of which 28,126 acres correspond to the Bajo del Toro Norte unconventional hydrocarbons exploitation concession that expires on November 16, 2056, and 10,618 acres correspond to the Bajo del Toro unconventional hydrocarbons exploration permit. Such permit expires on December 31, 2026, and can be converted to a 35-year unconventional exploitation concession, as per current legislation.

As of September 30, 2025, BdT had 22 wells on production. In addition, as of December 31, 2024, the block had 24 MMboe of P1 reserves according to the Argentine Secretariat of Energy (at 100% working interest). During Q3-25, BdT produced 4,191 boe/d at 100% working interest, of which 3,565 bbl/d was oil, according to the Argentine Secretariat of Energy. Vista estimates BdT could potentially hold 396 remaining new well locations to be drilled in its inventory (at 100% working interest), of which 338 wells correspond to the Bajo del Toro Norte concession and 58 wells correspond to the Bajo del Toro permit.

[2]

Transaction’s EV calculated as the purchase price, discounted at 11.8%, assuming a Brent price of 68.2 $/bbl for the contingent payments, in line with Brent price average for 2025. Transaction EBITDA calculated as the sum of (i) Equinor Argentina S.A.U Adj. EBITDA at Vista’s adjusted stake (subtracting YPF’s minority interest), for the nine-month period ended September 30, 2025, on an annualized basis, and (ii) an estimated Adj. EBITDA for 2025 of US$15 million in Bajo del Toro, at Vista’s pro forma working interest. Transaction P1 Reserves are stated as of December 31, 2024, according to filing with the Argentine Secretariat of Energy. Transaction flowing barrels as of Q3-25, according to filing with the Argentine Secretariat of Energy.

Vista market capitalization as of January 30, 2026. Source: Bloomberg. Vista multiples calculated on a pro forma basis giving effect to the PEPASA acquisition as of January 1, 2024. Vista 2025 Adj. EBITDA calculated as the mid-point of the Company’s 2025 guidance, on a pro forma basis giving effect to the PEPASA acquisition as of January 1, 2024.

Following the Transaction, YPF would hold 65.0% working interest in the block, and Vista would hold the remaining 35.0%. As per the concession’s joint operating agreement, Vista’s working interest ensures veto rights with respect to budget approvals. The Bajo del Toro Norte concession and the Bajo del Toro permit have no pending capital commitments.

Midstream

Equinor Argentina S.A.U. holds midstream capacity in certain Vaca Muerta infrastructure projects, the main ones being: 8,497 bbl/d of open access capacity in Oldelval, 7,516 bbl/d of ship-or-pay capacity in Oldelval Duplicar and 5,503 bbl/d of capacity in Vaca Muerta Norte.

Transaction assets key stats (Q3-25) 3

	Consolidated, net	Bandurria Sur, Gross	Bandurria Sur, Net	Bajo del Toro, Gross	Bajo del Toro, Net
Surface area, acres	27,733	56,464	14,172	38,744	13,560
Total Production, boe/d	21,869	81,285	20,403	4,191	1,467
Oil production, bbl/d	18,224	67,634	16,976	3,565	1,248
P1 reserves, MMboe	54	181	45	24	9
Wells on production	57	195	49	22	8
Remaining well inventory	244	421	106	396	139

Transaction assets key financial metrics at Vista’s adjusted stake 4

	9M-25	Annualized [5]
Total revenues, US$ million	292	391
Oil revenues, US$ million	283	378
Oil exports (% of oil production)	64%	64%
Lifting cost, $/boe	4.7	4.7
Selling expenses, $/boe	4.4	4.4
Adj. EBITDA, US$ million [6]	201	269

[3]	Except P1 Reserves, which are stated as of December 31, 2024, according to filing with the Argentine Secretariat of Energy.
[4]

Oil exports as % of oil production and Adj. EBITDA include both Bandurria Sur (through Equinor Argentina S.A.U) and Bajo del Toro at Vista’s pro forma working interest. The rest of the key financial metrics are based on the Pro forma consolidated statement of profit or loss and other comprehensive income of Equinor Argentina S.A.U for the nine-month period ended September 30, 2025, that can be found in the appendix. Numbers shown below are calculated at Vista’s adjusted stake, subtracting YPF’s minority interest.

[5]	Calculated as the period from January 1, 2025, to September 30, 2025, multiplied by 365 and divided by 273.
[6]

Annualized Transaction Adj. EBITDA calculated as the sum of (i) US$190 million from Equinor Argentina S.A.U Adj. EBITDA at Vista’s adjusted stake (subtracting YPF’s minority interest), for the nine-month period ended September 30, 2025, on an annualized basis, and (ii) an estimated Adj. EBITDA for 2025 of US$15 million in Bajo del Toro, at Vista’s pro forma working interest.

Figure 1 – Location of Vista current and acquired assets

About Vista

Vista is an oil and gas company fully focused on the Vaca Muerta play located in the Neuquina Basin, Argentina. Founded in 2017, it is currently listed on the Bolsa Mexicana de Valores (Ticker: VISTA) and the New York Stock Exchange (Ticker: VIST). During the second half of 2025, Vista was the largest independent oil producer in Argentina and the largest oil exporter, according to the Argentine Secretariat of Energy. Vista constitutes a unique pure play public investment opportunity in Vaca Muerta.

Appendix

The following pro forma Transaction adjustments include all financial information of Equinor Argentina S.A.U. as of December 31, 2024, as well as for the nine-month period ended September 30, 2025. The Company does not include financial information of Bajo del Toro as it is considered immaterial for purposes of these pro forma consolidated financial statements.

Pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024 (US$ thousand):

	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Year ended December 31, 2024 Pro forma
Revenue from contracts with customers	1,647,768	908,940	367,429	2,924,137
Cost of sales:
Operating costs	(116,526)	(56,441)	(28,072)	(201,039)
Crude oil stock fluctuation	1,720	(5)	7,565	9,280
Royalties and others	(243,950)	(104,670)	(44,653)	(393,273)
Depreciation, depletion and amortization	(437,699)	(310,654)	(137,343)	(885,696)
Other non-cash costs related to the transfer of conventional assets	(33,570)	—	—	(33,570)

Gross profit	817,743	437,170	164,926	1,419,839

Selling expenses	(140,334)	(50,693)	(24,709)	(215,736)
General and administrative expenses	(108,954)	(28,906)	(1,232)	(139,092)
Exploration expenses	(138)	—	—	(138)
Other operating income	54,127	492,998	—	547,125
Other operating expenses	(1,261)	—	—	(1,261)
Reversal of impairment of long-lived assets	4,207	—	—	4,207

Operating profit	625,390	850,569	138,985	1,614,944

Interest income	4,535	—	7,139	11,674
Interest expense	(62,499)	(25,217)	(50,634)	(138,350)
Other financial income (expense)	23,401	(58,551)	(12,100)	(47,250)

Financial income (expense), net	(34,563)	(83,768)	(55,595)	(173,926)

Profit before income tax	590,827	766,801	83,390	1,441,018

Current income tax (expense)	(426,288)	(130,490)	(8,076)	(564,854)
Deferred income tax benefit	312,982	240,421	(21,111)	532,292

Income tax (expense)	(113,306)	109,931	(29,187)	(32,562)

Profit for the year, net (1)	477,521	876,732	54,203	1,408,456

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- (Loss) from actuarial remediation related to employee benefits	(10,200)	—	—	(10,200)
- Deferred income tax benefit	3,570	—	—	3,570

Other comprehensive income for the year	(6,630)	—	—	(6,630)

Total comprehensive profit for the year (1)	470,891	876,732	54,203	1,401,826

	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Year ended December 31, 2024 Pro forma
Profit for the year, net attributable to:
Owners of the Company	477,521	876,732	40,473	1,394,726
Non-controlling interests (2)	—	—	13,730	13,730

	477,521	876,732	54,203	1,408,456

Total comprehensive profit for the year attributable to:
Owners of the Company	470,891	876,732	40,473	1,388,096
Non-controlling interests (2)	—	—	13,730	13,730

	470,891	876,732	54,203	1,401,826

(1)

The pro forma adjustments for the Transaction include: (i) (46,200) of interest expenses, offset by (ii) 16,170 of deferred income tax; both related to an increase in financial debt to finance the Transaction.

(2)

For the year ended December 31, 2024, it includes: (i) 22,655 of operating profit (of which 22,387 corresponds to depreciation, depletion and amortization expense); (ii) (1,531) of other financial income (expense); and (iii) (7,394) of income tax expense.

Pro forma Adjusted EBITDA Reconciliation for the year ended December 31, 2024 (US$ thousand):

	Year ended December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Year ended December 31, 2024 Pro forma
Operating profit	625,390	850,569	138,985	1,614,944
Depreciation, depletion and amortization	437,699	310,654	137,343	885,696
Other non-cash costs related to the transfer of conventional assets	33,570	—	—	33,570
Reversal of impairment of long-lived assets	(4,207)	—	—	(4,207)
Gain from Business Combination	—	(490,530)	—	(490,530)

Adjusted EBITDA	1,092,452	670,693	276,328	2,039,473

Non-controlling interests	—	—	(45,042)	(45,042)

Adjusted EBITDA attributable to owners of the Company	1,092,452	670,693	231,286	1,994,431

Pro forma consolidated statement of profit or loss and other comprehensive income for the nine-month period ended September 30, 2025 (US$ thousand):

	Period from January 1, through September 30, 2025	Pro forma adjustments Petronas Acquisition (1)	Pro forma adjustments Transaction	Period from January 1, through September 30, 2025 Pro forma
Revenue from contracts with customers	1,755,133	216,235	349,034	2,320,402
Cost of sales:
Operating costs	(136,140)	(17,360)	(27,771)	(181,271)
Crude oil stock fluctuation	4,241	(112)	(4,173)	(44)
Royalties and others	(251,068)	(22,716)	(38,929)	(312,713)
Depreciation, depletion and amortization	(513,808)	(81,959)	(102,020)	(697,787)
Other non-cash costs related to the transfer of conventional assets	(24,018)	—	—	(24,018)

Gross profit	834,340	94,088	176,141	1,104,569

Selling expenses	(136,289)	(12,572)	(26,216)	(175,077)
General and administrative expenses	(95,090)	(7,201)	(14,470)	(116,761)
Exploration expenses	(488)	—	—	(488)
Other operating income	504,284	(609)	—	503,675
Other operating expenses	(30,434)	—	(10,196)	(40,630)
Impairment of long-lived assets	(38,252)	—	—	(38,252)

Operating profit	1,038,071	73,706	125,259	1,237,036

Income (loss) from investments in associates	(3,746)	—	—	(3,746)
Interest income	8,933	—	17,632	26,565
Interest expense	(113,260)	(12,147)	(36,815)	(162,222)
Other financial income (expense)	(63,721)	34,752	(15,189)	(44,158)

Financial income (expense), net	(168,048)	22,605	(34,372)	(179,815)

Profit before income tax	866,277	96,311	90,887	1,053,475

Current income tax (expense)	(149,727)	(25,755)	(54,551)	(230,033)
Deferred income tax benefit	(83,182)	—	22,739	(60,443)

Income tax (expense)	(232,909)	(25,755)	(31,812)	(290,476)

Profit for the period, net (2)	633,368	70,556	59,075	762,999

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- (Loss) from actuarial remediation related to employee benefits	(1,901)	—	—	(1,901)
- Deferred income tax benefit	665	—	—	665

Other comprehensive income for the period	(1,236)	—	—	(1,236)

Total comprehensive profit for the period (2)	632,132	70,556	59,075	761,763

	Period from January 1, through September 30, 2025	Pro forma adjustments Petronas Acquisition (1)	Pro forma adjustments Transaction	Period from January 1, through September 30, 2025 Pro forma
Profit for the period, net attributable to:
Owners of the Company	633,368	70,556	45,775	749,699
Non-controlling interests (3)	—	—	13,300	13,300

	633,368	70,556	59,075	762,999

Total comprehensive profit for the period attributable to:
Owners of the Company	632,132	70,556	45,775	748,463
Non-controlling interests (3)	—	—	13,300	13,300

	632,132	70,556	59,075	761,763

(1)	For the three-month period ended March 31, 2025.
(2)

The Pro Forma Adjustments for Transaction include: (i) (34,650) of interest expenses, offset by (ii) 12,128 of deferred income tax; both related to an increase in financial debt to finance the Transaction.

(3)

For the nine-month period ended September 30, 2025, it includes: (i) 20,417 of operating profit (of which 16,629 corresponds to depreciation, depletion and amortization expense); (ii) 45 of other financial income (expense); and (iii) (7,162) of income tax expense.

Pro forma Adjusted EBITDA Reconciliation for the nine-month period ended September 30, 2025 (US$ thousand):

	Period from January 1, through September 30, 2025	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	Period from January 1, through September 30, 2025 Pro forma
Operating profit	1,038,071	73,706	125,259	1,237,036
Depreciation, depletion and amortization	513,808	81,959	102,020	697,787
Other non-cash costs related to the transfer of conventional assets	24,018	—	—	24,018
Impairment of long-lived assets	38,252	—	—	38,252
Gain from Business Combination	(490,530)	—	—	(490,530)
Restructuring expenses	28,721	—	—	28,721

Adjusted EBITDA	1,152,340	155,665	227,279	1,535,284

Non-controlling interests	—	—	(37,046)	(37,046)

Adjusted EBITDA attributable to owners of the Company	1,152,340	155,665	190,233	1,498,238

Pro forma consolidated statement of financial position as of December 31, 2024 (US$ thousand):

	As of December 31, 2024	Pro forma adjustments Petronas Acquisition	Pro forma adjustments Transaction	As of December 31, 2024 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	2,805,983	1,970,299	887,554	5,663,836
Goodwill	22,576	—	—	22,576
Other intangible assets	15,443	—	—	15,443
Right-of-use assets	105,333	499	—	105,832
Biological assets	10,027	—	—	10,027
Investments in associates	11,906	—	—	11,906
Trade and other receivables	205,268	134,577	33,713	373,558
Deferred income tax assets	3,565	—	—	3,565

Total noncurrent assets	3,180,101	2,105,375	921,267	6,206,743

Current assets
Inventories	6,469	1,563	11,916	19,948
Trade and other receivables	281,495	195,320	117,095	593,910
Cash, bank balances and other short-term investments	764,307	(571,612)	228,487	421,182

Total current assets	1,052,271	(374,729)	357,498	1,035,040

Total assets	4,232,372	1,730,646	1,278,765	7,241,783

Equity and liabilities
Equity
Capital stock	398,064	299,687	325,000	1,022,751
Other equity instruments	32,144	—	—	32,144
Legal reserve	8,233	—	—	8,233
Share-based payments	45,628	—	—	45,628
Share repurchase reserve	129,324	—	—	129,324
Other accumulated comprehensive income (losses)	(11,057)	—	—	(11,057)
Accumulated profit (losses)	1,018,877	490,530	—	1,509,407

Equity attributable to owners of the Company	1,621,213	790,217	325,000	2,736,430

Non-controlling interests	—	—	132,639	132,639

Total equity	1,621,213	790,217	457,639	2,869,069

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	64,398	151,691	13,072	229,161
Lease liabilities	37,638	—	—	37,638
Provisions	33,058	11,445	21,709	66,212
Borrowings	1,402,343	300,000	600,000	2,302,343
Employee benefits	15,968	—	—	15,968
Trade and other payables	—	207,067	152,901	359,968

Total noncurrent liabilities	1,553,405	670,203	787,682	3,011,290

Current liabilities
Provisions	3,910	12,051	—	15,961
Lease liabilities	58,022	594	—	58,616
Borrowings	46,224	(4,890)	—	41,334
Salaries and payroll taxes	32,656	970	—	33,626
Income tax liability	382,041	99,023	28,293	509,357
Other taxes and royalties	47,715	14,212	—	61,927
Trade and other payables	487,186	148,266	5,151	640,603

Total current liabilities	1,057,754	270,226	33,444	1,361,424

Total liabilities	2,611,159	940,429	821,126	4,372,714

Total equity and liabilities	4,232,372	1,730,646	1,278,765	7,241,783

Forward Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista or any of its subsidiaries that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and the Company’s website: www.vistaenergy.com.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer